Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-253057

AMERICAN EXPRESS COMPANY

$500,000,000 5.625% Fixed-to-Floating Rate Subordinated Notes due July 28, 2034

Issuer:	American Express Company

Expected Ratings(1):	A3 / BBB / A- (Stable/Stable/Stable) (Moody’s / S&P / Fitch)

Ranking:	The Subordinated Notes are unsecured and will be subordinated in right of payment to all senior indebtedness of American Express Company, but equal in right of payment to its subordinated indebtedness that is not specifically stated to be junior to the Subordinated Notes.

Trade Date:	July 25, 2023

Settlement Date:	July 28, 2023 (T+3). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Subordinated Notes are initially expected to settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	July 28, 2034

Par Amount:	$500,000,000

Benchmark Treasury:	UST 3.375% due May 15, 2033

Benchmark Treasury Price and Yield:	95-30+; 3.875%

Re-offer Spread to Benchmark:	+175 bps

Re-offer Yield:	5.625%

Interest Rates:	The Subordinated Notes will bear interest (i) during the Fixed Rate Period at a fixed rate per annum equal to 5.625%, and (ii) during the Floating Rate Period at a floating rate per annum equal to Compounded SOFR (determined in accordance with the provisions set forth in the preliminary prospectus supplement (as defined below)) plus 1.930%.

Fixed Rate Period:	From, and including, the Settlement Date to, but excluding, July 28, 2033

Floating Rate Period:	From, and including, July 28, 2033 to, but excluding, the Maturity Date

Public Offering Price:	100.000%

Underwriters’ Discount:	0.450%

Net Proceeds to American Express Company:	$497,750,000 (before expenses)

Interest Payment Dates:	(i) During the Fixed Rate Period, January 28 and July 28 of each year, beginning January 28, 2024 and (ii) during the Floating Rate Period, January 28, April 28, July 28 and October 28, beginning October 28, 2033, in each case as further described in the preliminary prospectus supplement.

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period

Floating Rate Interest Determination Dates:	Two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any Subordinated Notes, preceding the redemption date).

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Redemption:	(i) In whole but not in part during the three-month period prior to, and including, July 28, 2033 (the tenth anniversary of the date of issuance), (ii) in whole or in part during the three-month period prior to the Maturity Date or (iii) in whole but not in part at any time within 90 days following the occurrence of a Regulatory Capital Event (as defined in the preliminary prospectus supplement), in each case, at a redemption price equal to the principal amount of the Subordinated Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption. No redemption of the Subordinated Notes may be made without the prior approval of the Federal Reserve.

Listing:	The Subordinated Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP:	025816 DK2

ISIN:	US025816DK20

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	CastleOak Securities, L.P. Lloyds Securities Inc. NatWest Markets Securities Inc. Standard Chartered Bank TD Securities (USA) LLC US Bancorp Investments, Inc.

Junior Co-Managers:	Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Subordinated Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated February 12, 2021) and a preliminary prospectus supplement, dated July 25, 2023 (the “preliminary prospectus supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611, Mizuho Securities USA LLC at 1-866-271-7403 or Wells Fargo Securities, LLC at 1-800-645-3751.